July 30, 2018

VIA EDGAR

Andri Carpenter

Keira Nakada

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

Washington, D.C. 20549

Re:	Heron Therapeutics, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2017

Filed February 27, 2018

Form 10-Q for the Quarterly Period Ended March 31, 2018

Filed May 10, 2018

File No. 001-33221

Ladies and Gentlemen:

We are in receipt of the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated July 16, 2018 (the “Letter”) to Mr. Robert E. Hoffman, Chief Financial Officer and Senior Vice President, Finance of Heron Therapeutics, Inc. (the “Company”), regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, filed on February 27, 2018 and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2018, filed on May 10, 2018.

Each of your comments in the Letter is set forth below in italics, followed by our response in ordinary type. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Letter.

Form 10-Q for the Quarterly Period Ended March 31, 2018

Condensed Consolidated Balance Sheets, page 2

1.	Regarding your accounts receivable at March 31, 2018, please provide us:

Company’s Response:

We acknowledge the Staff’s comment. In response thereto, the Company provides the Staff with the information below. As more specifically described below, we further advise the Staff that in future filings with the Commission, we plan to expand certain aspects of our disclosure, as described below.

•	A description of the payment terms;

Company’s Response:

In the ordinary course of our business, and consistent with industry practices, we have offered extended payments terms to our customers in connection with new product launches in anticipation of delays in reimbursement by government and commercial payers. As of March 31, 2018, these extended payment terms were evaluated in accordance with U.S. generally accepted accounting principles (“GAAP”) and did not impact the collectability of accounts receivables. We evaluate the collectability of our accounts receivable based on a number of factors, including the length of time the receivables are past due, the financial health of the customer and historical experience. We write off accounts receivable when a balance is deemed to be uncollectible. Effective January 1, 2018, we shortened payment terms for our first commercial product, SUSTOL® (granisetron) extended-release injection (“SUSTOL”).

We advise the Staff that in future filings with the Commission, we intend to include the following disclosure, or similar disclosure, as and when appropriate, with respect to payment terms:

We offered extended payment terms to our customers in connection with our product launches of SUSTOL and CINVANTI in October 2016 and January 2018, respectively, in anticipation of delays in reimbursement by government and commercial payers. Effective January 2018, we shortened payment terms to certain of our SUSTOL customers and expect to shorten payment terms of CINVANTI in the future.

•	The amount considered past due as per your payment terms;

Company’s Response:

As of March 31, 2018, we had no past due accounts receivable balances according to our payment terms. We advise the Staff that in future filings with the Commission, we intend to include disclosure with respect to amounts considered past due, as and when appropriate.

•	The amount due from each significant customer as well as the amount of revenue recognized from each during the three months ended March 31, 2018 and the year ended December 31, 2017; and

Company’s Response:

Our products are distributed in the U.S. through a limited number of specialty distributors and full line wholesalers (collectively, “Customers”) that resell our products to healthcare providers and hospitals, the end users. As of and for the three months ended March 31, 2018, our three largest Customers represented 100% of our accounts receivable and net product sales, respectively. As of and for the twelve months ended December 31, 2017, our two largest Customers represented 95% of our accounts receivable and 96% of our net product sales, respectively.

For each of our three significant Customers, the table below includes the percentage of accounts receivable balances and net product sales as of March 31, 2018 and for the three months then ended, respectively, and as of December 31, 2017 and for the twelve months then ended, respectively:

	March 31, 2018		December 31, 2017
Customer	Accounts Receivable Balance	Net Product Sales	Accounts Receivable Balance	Net Product Sales
Largest Customer	67%	62%	79%	78%
Second Largest Customer	25%	28%	16%	18%
Third Largest Customer	8%	10%	5%	4%

We advise the Staff that in future filings with the Commission, we intend to include disclosure with respect to the percentage of net product sales and accounts receivable for each of our significant Customers, as and when appropriate.

•	The amount recorded for the allowance for doubtful accounts and the amount of bad debt expense recorded in your statements of operations for the three months ended March 31, 2018.

Company’s Response:

Allowance for doubtful accounts reflects accounts receivable balances that we believe to be uncollectible. In estimating the allowance for doubtful accounts, we consider: (1) our historical experience with collections and write-offs; (2) the credit quality of our Customers and any recent or anticipated changes thereto; and (3) the outstanding balances and past due amounts from our Customers. In the ordinary course of our business, and consistent with industry practices, we have offered extended payments terms to our customers in connection with new product launches in anticipation of delays in reimbursement by government and commercial payers. As of March 31, 2018, these extended payment terms were evaluated in accordance with GAAP and did not impact the collectability of accounts receivable.

As of March 31, 2018, we determined that an allowance for doubtful accounts was not required. For the three months ended March 31, 2018, we did not write off any accounts receivable balances. We believe that our Customers will continue to pay their outstanding receivable balances as they become due according with our payment terms.

We advise the Staff that in future filings with the Commission, we intend to include the following disclosure, or similar disclosure, as and when appropriate, with respect to the allowance for doubtful accounts:

Allowance for doubtful accounts reflects accounts receivable balances that are believed to be uncollectible. In estimating the allowance for doubtful accounts, we consider: (1) our historical experience with collections and write-offs; (2) the credit quality of our Customers and any recent or anticipated changes thereto; and (3) the outstanding balances and past due amounts from our Customers. As of [Date], extended payment terms given to our Customers were evaluated in accordance with GAAP and did not impact the collectability of accounts receivables.

As of [Date], we determined that an allowance for doubtful accounts was not required. For the three months ended [Date], we did not write off any accounts receivable balances.

In your response, address your consideration as to disclosing the above in your future filings.

Company Response:

We advise the Staff that in future filings with the Commission, we intend provide additional disclosures with respect to the matters discussed in this comment, as set forth above.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations for the Three Months Ended March 31 2018 and 2017

Net Product Sales, page 23

2.

In your Form 8-K dated May 10, 2018, you separately quantify the revenues you recognized during the quarterly period ended March 31, 2018 by product and you attribute the decrease in the sale of SUSTOL to the entry of generic palonosetron in the first quarter of 2018, which is expected to have a continuing negative impact on the demand for SUSTOL. Please tell us why you did not include this information in your discussion herein and address the following:

Company Response:

We acknowledge the Staff’s comment and respectfully note that we did not include the information set forth in your comment in our Form 10-Q for the quarterly period ended March 31, 2018 because (1) we believe the information is not specifically required by Item 303 of Regulation S-K or the relevant sections of Regulation S-X and (2) we do not believe that the information is material to investors. In response to the Staff’s comment, the Company provides the Staff with the descriptions below. In addition, we advise the Staff that in light of the Staff’s comment, in future filings with the Commission, we plan to expand certain aspects of our disclosure, as described below.

•	Discuss and separately quantify the factors attributable to the net decrease of SUSTOL sales (e.g. the impact of changes in price, quantity, and adopting ASC 606);

Company’s Response:

Net product sales of SUSTOL for the three months ended March 31, 2018 were $6.4 million under the Financial Accounting Standards Board Accounting Standards Codification (“ASC”) Topic 606, which we adopted on January 1, 2018. Prior to the adoption of ASC Topic 606, we would have recognized net product sales of SUSTOL of $7.7 million for the three months ended March 31, 2018 in accordance with ASC Topic 605. Both the quantity and net selling price of SUSTOL decreased for the three months ended March 31, 2018, compared to the three months ended December 31, 2017. We believe that this decrease is primarily attributable to the entry of generic palonosetron into the marketplace for the three months ended March 31, 2018.

We advise the Staff that in future filings with the Commission, we intend to include the following disclosure, or similar disclosure, as and when appropriate:

Net product sales of SUSTOL for the [Time Period] ended [Date] were $[Net Product Sales Amount] under the new revenue recognition standard, ASC Topic 606, which we adopted on January 1, 2018. Under the prior revenue recognition standard, we would have recognized net product sales of SUSTOL of $[Net Product Sales Amount] for the [Time Period] ended [Date]. The entry of generic palonosetron in the first quarter of 2018 has had and is expected to have a several-quarter negative impact on provider demand for SUSTOL.

•	Discuss and quantify the impact the generic palonosetron is expected to have on your SUSTOL sales trend;

Company’s Response:

Generic palonosetron entered the marketplace in the first quarter of 2018. We expect the generic entry to have a several-quarter negative impact on provider demand for SUSTOL. At this time, we are unable to reasonably quantify the impact that the entry of generic palonosetron will have on our SUSTOL sales trends with greater specificity.

We advise the Staff that in future filings with the Commission, we intend to include the disclosure set forth in the immediately preceding response.

In addition, we will continue to consider whether we are able to reasonably quantify the impact that the entry of generic palonosetron will have on our SUSTOL sales trend, and whether disclosure of that nature is appropriate.

•	Discuss factors attributable to the fluctuations in your gross margin;

Company’s Response:

Fluctuations in our gross margin are primarily driven by changes in the net selling price of our products. We recognize product sales allowances as a reduction to net product sales in the same period the related net product sales are recognized. The most significant product sales allowances are for rebates and discounts offered and can vary depending on sales volumes and customer mix. Fluctuations in our gross margin are also driven by changes in costs related to our manufacturing process in the ordinary course of business.

•	Quantify the amount of CINVANTI inventories previously expensed;

Company’s Response:

The amount of CINVANTI inventory previously expensed was $1.4 million, which included costs for raw materials, labor and overhead for the manufacturing activities incurred prior to the U.S. Food and Drug Administration (“FDA”) approval of CINVANTI in November 2017.

We advise the Staff that in future filings with the Commission, we intend to include the following disclosure, or similar disclosure, with respect to the amount of CINVANTI inventories previously expensed:

Prior to FDA approval, $1.4 million of costs to manufacture CINVANTI were recorded to research and development expense in prior periods. As of March 31, 2018, all CINVANTI units that were manufactured prior to FDA approval had been sold. The Company began capitalizing raw materials, labor and overhead related to the manufacturing of CINVANTI following FDA approval.

•	Quantify the estimated selling value of zero/reduced-cost CINVANTI inventories remaining at March 31, 2018;

Company’s Response:

As of March 31, 2018, we do not have any remaining zero or reduced-cost CINVANTI inventory. We advise the Staff that in future filings with the Commission, we intend to include the disclosure set forth in the immediately preceding response.

•	Tell us when you expect to sell off all remaining zero/reduced-cost CINVANTI inventories, if any; and

Company’s Response:

As noted above, as of March 31, 2018, we do not have any remaining zero or reduced-cost CINVANTI inventory.

•	Tell us the gross margin you expect to earn on CINVANTI after all zero/reduced-cost CINVANTI inventories are sold.

Company’s Response:

We respectfully submit to the Staff that we cannot reasonably quantify the gross margin on CINVANTI given primarily to the effects on pricing of another manufacturer ceasing to market and distribute a competitive product. In addition, we respectfully submit to the Staff that we do not believe the gross margin information on CINVANTI is material to investors.

If you have any questions or require additional information concerning the above, please do not hesitate to contact me at (858) 251-4448 or Ryan A. Murr at (415) 393-8373.

Sincerely,

/s/ Robert E. Hoffman

Robert E. Hoffman

Chief Financial Officer and Senior Vice President, Finance

cc:	David L. Szekeres, Senior VP, General Counsel, Business Development and Corporate Secretary, Heron Therapeutics, Inc.

Ryan A. Murr, Gibson, Dunn & Crutcher LLP